

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05047302

March 14, 2005

Kathleen E. Shannon
Senior Vice President, Secretary
and Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/14/2005

Re: American International Group, Inc.
Incoming letter dated January 13, 2005

Dear Ms. Shannon:

This is in response to your letters dated January 13, 2005 and February 22, 2005 concerning the shareholder proposal submitted to AIG by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 4, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel


RECD S.E.C.
MAR 14 2005
1083

Enclosures


RECD S.E.C.
MAR 15 2005
1083

cc: William B. Patterson
Director, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 13, 2005

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Re: American International Group, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentleman:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal, dated December 6, 2004 (the "Proposal"), submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2005 annual meeting of shareholders by the American Federation of Labor and Congress of Industrial Organizations Reserve Fund (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy Materials for the following reasons:

1. the Proposal and Supporting Statement are false and misleading;
2. the Proposal relates to the Company's ordinary business operations; and
3. the Company has substantially implemented the Proposals.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and the Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

The Proposals

The Proposal states:

RESOLVED, that the shareholders of American International Group (the "Company" or "AIG") urge a special committee of independent directors to oversee the recently appointed transaction review committee (the "Committee") in examining the Company's sales practices, including its use of contingent commissions, recent revelations of bid rigging and price fixing in association with Marsh and McLennan ("Marsh") and sale of finite risk insurance. Such committee shall make available to shareholders at reasonable cost a comprehensive, company-wide report of its findings and recommendations.

Grounds for Omission

1. The Proposal and Supporting Statement are false and misleading (Rule 14a-8(i)(3))

A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently concurred that a registrant may properly omit entire shareholder proposals and supporting statements under Rule 14a-8(i)(3) where they contain false and misleading statements. See The Swiss Helvetia Fund, Inc. (April 3, 2001).

The Proposal and Supporting Statement violate the proxy rules, including Rule 14a-9, because they are materially false and misleading and set forth numerous other statements and assertions that lack factual support and citation.

The Proposal, if implemented, would "urge a special committee of independent directors to oversee the recently appointed transaction review committee." The Proposal further asserts that the transaction review committee is currently "examining the Company's sales practices, including its use of contingent commissions, recent revelations of bid rigging and price fixing in association with Marsh and McLennan...and sale of finite risk insurance."

Almost every single one of the Proponent's assertions in the preceding sentence is wrong.

A transaction review committee has been formed, and it is formally named the Complex Structured Finance Transaction Committee (the "Committee"). The Committee, however, will not be examining (1) the Company's sales practices, (2) the Company's use of contingent commissions, or (3) recent revelations of bid rigging and price fixing in association with Marsh & McLennan. In addition, while the Committee may review finite risk insurance programs, the Committee is charged with a duty of prospective review and analysis, not retrospective examination of past transactions. In other words, the Committee is not reviewing sales practices, as the Proponent incorrectly asserts. The Committee will be reviewing, as its name suggests, complex structured finance transactions.

The Proponent's submission is based on the premise that the independent directors could oversee this Committee's supposed examination of sales practices and then "make available to shareholders at reasonable cost a comprehensive, company-wide report of its findings and recommendations." It is clear that the Proponent's entire premise is incorrect, and as a result, almost the entire Proposal is false and misleading and based on statements and assertions that lack factual support.

As the Staff has indicated, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001). In fact, in this situation, Proponent would need to prepare an entirely new proposal to avoid using false and misleading material.

For the foregoing reason, the Company believes that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(3).

2. The Proposal relates to the Company's ordinary business operations (Rule 14a-8(i)(7))

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." The Commission has stated that the purpose of this rule is to avoid the micro-management by shareholders of matters that are fundamental to management's ability to run a company on a day-to-day basis. See Exchange Act Release No. 40018 (May 21, 1998). The Company believes that it may omit the Proposal under Rule 14a-8(i)(7) because it relates to the subject matter of litigation in which the Company has been named as a defendant.

The Proposal not only requests that the independent directors form a committee to oversee an examination of the Company's sales practices, including its use of contingent commissions and recent revelations of bid rigging and price fixing, but also would require the committee of independent directors to publicly report its findings and recommendations on these subjects to shareholders.

The Company currently is involved in various legal actions relating to these matters. See e.g., *Michael Feder v. American International Group, Inc., et. al., Marilyn Clark v. American International Group, Inc., et. al.* If implemented, the Proposal would interfere significantly with the Company's current litigation strategy in these actions and amount to an impermissible intrusion on the oversight of ordinary business operations by management and the Board of Directors. While the Company may well conduct an investigation as part of its litigation strategy, a requirement that it publicly report its findings is the equivalent of requiring the Company to surrender any control over its defense in this active litigation.

The Staff has previously acknowledged that a shareholder proposal is properly excludable under the "ordinary course of business" exception contained in 14a-8(i)(7) when the subject matter of the proposal is the same or similar to that which is at the heart of litigation in which a registrant is then involved. See, e.g., R.J. Reynolds Tobacco Holdings, Inc. (March 6, 2003); RJR Nabisco Holdings Corp. (February 22, 1999) (proposal requiring the company to stop using the terms "light" and "ultralight" until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases excludable under the "ordinary course" exception because it interfered with litigation strategy of class-action lawsuit on similar matters); Philip Morris Companies Inc. (February 22, 1999) (same).

This result is also consistent with the longstanding position of the Staff that a company's decision to institute or defend itself against legal actions, and decisions on how it will conduct those legal actions, are matters relating to its ordinary business operations within the meaning of 14a-8(i)(7). See, e.g., NetCurrents, Inc. (May 8, 2001) (proposal requiring NetCurrents, Inc. to sue two individuals within 30 days of the annual meeting excludable as ordinary business operations because it relates to litigation strategy); Microsoft Corporation (September 15, 2000) (proposal asking the registrant to sue the federal government on behalf of shareholders excludable as ordinary business because it relates to the conduct of litigation); Exxon Mobil Corporation (March 21, 2000) (proposal requesting immediate payment of settlements associated with Exxon Valdez oil spill excludable because it relates to litigation strategy and related decisions); Philip Morris Companies Inc. (February 4, 1997) (proposal recommending that Philip Morris Companies Inc. voluntarily implement certain FDA regulations while simultaneously challenging the legality of those regulations found excludable under clause (c)(7), the predecessor to the current (i)(7)); Adams Express Company (July 18, 1996) (proposal for registrant to initiate court action against the Federal Reserve Board excludable as ordinary business because it went to the determination by the company to institute legal action); Exxon Corporation (December 20, 1995) (proposal that registrant forego any appellate or other rights that it might have in connection with litigation arising from the Exxon Valdez incident excludable because litigation strategy and related decisions are matters relating to the conduct of the registrant's ordinary business operations); Benihana National Corporation (September 13, 1991) (Same).

For the foregoing reason, the Company believes that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(7).

3. The Proposal has been substantially implemented (Rule 14a-8(i)(10))

Rule 14a-8(i)(10) allows a company to exclude a shareholder proposal from its proxy materials "if the company has already substantially implemented the proposal." In applying this standard, the Commission has indicated that the proposal need not be "fully effected" by the company, as long as it has been "substantially implemented." SEC Release No. 34-20091 (August 16, 1983).

The Proposal effectively requests independent oversight of the Committee. The Supporting Statement asserts, "a special committee of independent directors should oversee...[the Committee] review of company-wide sales practices." To the extent the Proposal is concerned with independent oversight of the Committee on a prospective basis, the proposal has been substantially implemented. Indeed, pursuant to the terms of the "Policy and Procedures Memorandum," the Committee is expected to submit written reports on its activities to the Audit Committee, which consists entirely of independent directors. In addition, an independent consultant will be (i) monitoring the work of the Committee to ensure the Company's implementation of and compliance with the policies and procedures adopted by the Committee and (ii) reporting to both the Commission and the Audit Committee as to the implementation of and compliance with such policies and procedures.

Accordingly, the Company believes that two sufficiently independent oversight mechanisms have been arranged for the Committee and that an additional, overlapping layer of oversight is unnecessary and duplicative.

For the foregoing reason, the Company believes that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(10).

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annex A and Annex B (correspondence between the Company and the Proponent with respect to the Proposal), of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 5, 2004.

The Company hereby respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it in the enclosed self-addressed, stamped envelope.

Very truly yours,



Kathleen E. Shannon

(Enclosures)

cc: Daniel Pedrotty

Annex A

Please see attached.

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 6, 2004

By Facsimile and UPS Next Day Air

Kathleen E. Shannon
Secretary
American International Group, Inc.
70 Pine Street
New York, N.Y. 10270

Dear Ms. Shannon:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2004 proxy statement of the American International Group, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 1,600 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Daniel Pedrotty at (202) 637-5379.

Sincerely,

William B. Patterson
Director, Office of Investment

Enclosure

Shareholder Proposal
Resolved, that the shareholders of American International Group (the "Company" or "AIG") urge a special committee of independent directors to oversee the recently appointed transaction review committee (the "Committee") in examining the Company's sales practices, including its use of contingent commissions, recent revelations of bid rigging and price fixing in association with Marsh and McLennan ("Marsh") and sale of finite risk insurance. Such committee shall make available to shareholders at reasonable cost a comprehensive, company-wide report of its findings and recommendations.

Supporting Statement
AIG has recently agreed to pay $126 million in penalties and restitution in a settlement with federal regulators concerning the Company's sale of finite risk policies. According to the Wall Street Journal, in the "insurance at issue, the risk of loss to the insurer selling the policy is limited and sometimes even eliminated—partly because, in these policies' simplest form, the premiums are so high; other times, the loss already has occurred." As part of the settlement, AIG also appointed a chief compliance officer and a new internal review unit which "will help assure that no product we market...is sold to assist a counterparty or an insured to misrepresent either its income statement or balance sheet." In addition to already reporting to the CEO and Audit committee, a special committee of independent directors should oversee and make available to shareholders a Committee review of company-wide sales practices which continue to leave stockholders at risk.

The scope of the Committee's work should also extend to a review of the charges levied by Attorney General Spitzer ("Attorney General" or "Spitzer"). The Attorney General has implicated our Company in filing suit against insurance broker Marsh & McLennan, alleging that Marsh steered clients to insurers with which it had lucrative payoff agreements and solicited rigged bids for insurance contracts. Two AIG employees pled guilty to misdemeanor charges related to the probe.

The Attorney General's complaint alleges that "beginning in or around 2001 until at least the summer of 2004," Marsh's Global Broking Group and AIG's Home Excess Casualty division "engaged in systematic bid manipulation." Spitzer testified in front of the Senate Committee on Governmental Affairs that "we found evidence of direct bid rigging in excess casualty insurance markets where Marsh arranged for the submission of fictitious or artificially inflated bids in order to create the illusion of competition among insurance carriers and mask the direct steering of insurance business to a favored insurance carrier."

In our view, an examination by the newly created transaction review committee of our Company's business practices will enhance investor faith in Hartford's willingness to reform. In our Company's Employee Code of Conduct it emphasizes that "throughout AIG's history, we have made integrity the foundation of our professional relationships—with customers, shareholders, business partners and employees." In our opinion, our Company's reputation for integrity depends in part on its compliance with applicable laws and regulations that govern the sale and distribution of insurance.

For the above reasons, please vote FOR this proposal.

Annex B

Please see attached.

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

December 17, 2004

Daniel Pedrotty
AFL-CIO
815 Sixteenth Street, N.W.
Washington, D.C. 20006
Fax: (202) 508-6992

Via Facsimile and Overnight Delivery

Dear Mr. Pedrotty,

On December 6, 2004, I received a letter from William B. Patterson transmitting a shareholder proposal, on behalf of the AFL-CIO Reserve Fund (the "Fund"), for inclusion in the American International Group, Inc. ("AIG") Proxy Statement for its 2005 Annual Meeting of Shareholders. Mr. Patterson's letter requested that we direct all correspondence regarding this proposal to your attention.

Please be advised that the Fund has not proved its eligibility in accordance with Securities and Exchange Commission ("SEC") Rule 14a-8. Specifically, the Fund failed to comply with Rule 14a-8(b)(2) and establish its continuous ownership of at least $2,000 in market value, or 1% of AIG's securities entitled to be voted on its proposal at AIG's Annual Meeting for at least one year by the date Mr. Patterson submitted the proposal.

In accordance with Rule 14a-8(f), AIG is entitled to exclude the proposal unless the Fund remedies this procedural deficiency. The Fund can remedy this deficiency if, within 14 calendar days of your receipt of this letter, you respond in writing to this letter and submit adequate evidence, such as a written statement from the "record" holder of the Fund's securities, verifying that, at the time Mr. Patterson submitted the proposal, the Fund continuously held the aforementioned amount of AIG securities for at least one year.

In the event the Fund elects to cure the deficiency, AIG reserves the right and may seek to exclude the proposal if in AIG's judgment the exclusion of such proposal in the Proxy Statement would be in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety.

Please direct all further correspondence with respect to this matter to my attention at the address set forth above:

Very truly yours,



Kathleen E. Shannon

cc: William B. Patterson (via facsimile)

Enclosure

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR
AFL
CIO
CONGRESS OF INDUSTRIAL ORGANIZATIONS

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 13, 2004

By Facsimile and UPS Next Day Air

Kathleen E. Shannon
Secretary
American International Group, Inc.
70 Pine Street
New York, N.Y. 10270

Dear Ms. Shannon:

The AFL-CIO Reserve Fund submitted a shareholder proposal on December 6, 2004 to the American International Group, Inc. for inclusion in its 2005 proxy statement. The Proposal as previously submitted contained a typographical error in the supporting statement. The first sentence of the fourth paragraph of the supporting statement should read "will enhance investor faith in ***AIG's*** willingness to reform." Please accept the attached revised shareholder resolution and direct all questions or correspondence regarding the Proposal and this correction to Daniel Pedrotty at (202) 637-5379.

Sincerely,

William B. Patterson
Director, Office of Investment

Enclosure

Revised Shareholder Proposal
Resolved, that the shareholders of American International Group (the "Company" or "AIG") urge a special committee of independent directors to oversee the recently appointed transaction review committee (the "Committee") in examining the Company's sales practices, including its use of contingent commissions, recent revelations of bid rigging and price fixing in association with Marsh and McLennan ("Marsh") and sale of finite risk insurance. Such committee shall make available to shareholders at reasonable cost a comprehensive, company-wide report of its findings and recommendations.

Supporting Statement
AIG has recently agreed to pay $126 million in penalties and restitution in a settlement with federal regulators concerning the Company's sale of finite risk policies. According to the Wall Street Journal, in the "insurance at issue, the risk of loss to the insurer selling the policy is limited and sometimes even eliminated—partly because, in these policies' simplest form, the premiums are so high; other times, the loss already has occurred." As part of the settlement, AIG also appointed a chief compliance officer and a new internal review unit which "will help assure that no product we market...is sold to assist a counterparty or an insured to misrepresent either its income statement or balance sheet." In addition to already reporting to the CEO and Audit committee, a special committee of independent directors should oversee and make available to shareholders a Committee review of company-wide sales practices which continue to leave stockholders at risk.

The scope of the Committee's work should extend to a review of the charges levied by Attorney General Spitzer ("Attorney General" or "Spitzer"). The Attorney General has implicated our Company in filing suit against insurance broker Marsh & McLennan, alleging that Marsh steered clients to insurers with which it had lucrative payoff agreements and solicited rigged bids for insurance contracts. Two AIG employees pled guilty to misdemeanor charges related to the probe.

The Attorney General's complaint alleges that "beginning in or around 2001 until at least the summer of 2004," Marsh's Global Broking Group and AIG's Home Excess Casualty division "engaged in systematic bid manipulation." Spitzer testified in front of the Senate Committee on Governmental Affairs that "we found evidence of direct bid rigging in excess casualty insurance markets where Marsh arranged for the submission of fictitious or artificially inflated bids in order to create the illusion of competition among insurance carriers and mask the direct steering of insurance business to a favored insurance carrier."

In our view, an examination by the newly created transaction review committee of our Company's business practices will enhance investor faith in AIG's willingness to reform. In our Company's Employee Code of Conduct it emphasizes that "throughout AIG's history, we have made integrity the foundation of our professional relationships—with customers, shareholders, business partners and employees." In our opinion, our Company's reputation for integrity depends in part on its compliance with applicable laws and regulations that govern the sale and distribution of insurance.

For the above reasons, please vote FOR this proposal.



Amalgamated Bank

America's Labor Bank

December 14, 2004

Kathleen E. Shannon
Secretary
American International Group, Inc.
70 Pine Street
New York, N.Y. 10270

Re: American International Group, Inc. - AFL-CIO Reserve Fund

Dear Ms. Shannon:

This letter confirms the fact that the AFL- CIO Reserve Fund held 1,600 shares of American International Group, Inc. common stock for the period 8/29/01 through the present date. The fund intends to hold the shares through the 2005 annual shareholders meeting.

The shares were held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the AFL CIO Reserve Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

February 4, 2005

VIA COURIER

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Request by American International Group to omit shareholder proposal submitted by AFL-CIO Reserve Fund

Dear Sir/Madam:

I. Introduction

This letter is submitted in response to the claim of American International Group, Inc. ("AIG" or the "Company") by letter dated January 13, 2005, that it may exclude the shareholder proposal of the AFL-CIO Reserve Fund from its 2005 proxy materials. The Proposal urges

> a special committee of independent directors to oversee the recently appointed transaction review committee (the "Committee") in examining the Company's sales practices, including its use of contingent commissions, recent revelations of bid rigging and price fixing in association with Marsh and McLennan ("Marsh") and sale of finite risk insurance. Such committee shall make available to shareholders at reasonable cost a comprehensive, company-wide report of its findings and recommendations. (**See** Exhibit 1).

AIG argues that the Proposal is excludable under Rule 14a-8(i)(3) because the Proposal and Supporting Statement are false and misleading, Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations, and Rule 14a-8(i)(10) because the "Company has substantially implemented the [sic] Proposals." In relying on 14a-8(i)(3), the Company has mistakenly construed the Proposal. In addition, the Proposal relates to



a matter of widespread public debate and the Company has failed to substantially implement the Proposal.

II. There Is Not Merit to AIG's Claim That the Proposal May Be Excluded Under Rule 14a-8(i)(3)

Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is entitled to exclude a proposal." We submit that AIG has failed to meet this burden because there is no merit to its claims and neither the Proposal nor the Supporting Statement is based on false or misleading statements. Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Company asserts that "almost every single one of the Proponent's assertions" in the Proposal is wrong based on their fundamentally mistaken reading of the Proposal. The Company further argues that the Proponent incorrectly asserts that the transaction review committee (the "Committee") is reviewing sales practices.

The Company's flawed interpretation of the Proposal arises from their assumption that the AFL-CIO Reserve Fund is representing that the Committee has already taken up such action when it urges the Committee to review AIG's sales practices with outside director oversight. The Proponent makes no such representation in either the Proposal or Supporting Statement, as a careful reading of each proves.

Despite the Company's argument to the contrary, the Proponent clearly set out that any review undertaken by the Committee would be prospective in nature and was not already underway. In separate parts of the Supporting Statement, the Proponent recommends that "the scope of the Committee's work **should** extend to a review of the charges levied by Attorney General Spitzer," (emphasis added) and later "in our view, an examination by the newly created transaction review committee of our Company's business practices **will** enhance investor faith in AIG's willingness to reform." (emphasis added).

The Staff recently clarified their views under this rule after company's objections and the staff's consideration of those objections caused the process to "evolve well beyond its original intent." Staff Legal Bulletin No. 14B (CF) (September 15, 2004). The Staff wrote that "because the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement, we do not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected." SLB No. 14B (CF) (Sept. 15, 2004).

The Company's mistaken reading of the Proposal and Supporting Statement, despite clear and unambiguous language to the contrary, does not create a situation whereby the "company has demonstrated objectively that the proposal or statement is *materially* false or misleading." SLB No.14B(CF) (September 14, 2004) (emphasis in original).

III. The Resolution Does Not Require Reporting on Litigation, but Instead Addresses Major Public Issues Facing the Company

The Company asserts that it may omit the Proposal under the ordinary business exclusion because "it relates to the subject matter of litigation in which the Company has been named as a defendant." In support, AIG argues that a comprehensive, company-wide report is excludable when the "subject matter of the proposal is the same or similar to that which is at the heart of litigation in which a registrant is then involved." However, an examination of both the prior letters and the Proposal demonstrate that those letters do not apply to the Proposal.

The Proposal in no way dictates or directs the Company in their legal strategy. Unlike the letters cited by AIG, the Proposal does not touch on litigation strategy by requiring the Company to sue certain individuals, request immediate payment of settlements, forgo appellate rights or voluntarily implement federal regulations. The resolution urges the Company's independent directors and the Committee to prepare a report addressing the sales practices, among others, which led to the imminent appointment of a Justice Department monitor to examine the Company's past sale of finite insurance products.

As the Proponent asserted in *The Dow Chemical Company* (February 11, 2004), and the Commission implicitly accepted in refusing the no-action request, "to decide that the existence of litigation on the subject matter would be enough to bar resolutions would mean that the most substantial issues facing corporations would not be discussable in shareholder resolutions. This would be a flawed response to the major policy issues that confront corporations." The *Dow Chemical* decision builds on prior letters which did not allow the exclusion of a proposal under litigation strategy and the ordinary business exclusion. See, e.g., *Philip Morris* (Feb. 14, 2000) (proposal calling for management to develop a report for shareholders describing how company intends to address "sicknesses" caused by the company's products not excludable after proponent argued that the proposal neither requests information about litigation nor tells the company how to handle the litigation); *Bristol-Meyers* (Feb. 21, 2000) (proposal which called for implementation of a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers not excludable due to the large policy issues at stake).

The *Dow Chemical* decision also rejected the same argument which AIG makes, namely that the shareholder proposal would interfere with the Company's litigation strategy. In *Dow*, the company argued the proposal was inappropriate "when there is a pending lawsuit involving the company...on the very issues that form the basis for the proposal." Dow cited each of the same decisions which AIG references in their brief. *R.J. Reynolds Tobacco Holdings, Inc.* (March 6, 2003); *Philip Morris Companies Inc.* (February 22, 1999). In finding that the proposal did not interfere with Dow's litigation strategy, the Staff wrote "we are unable to concur in your view that Dow may exclude the proposal under rule 14a-8(i)(7)." Similar to *Dow*, and unlike *R.J. Reynolds*, the AFL-CIO Reserve Fund Proposal primarily address a major policy issue confronting AIG and not the litigation strategy of the Company.

While the Commission has stated in Exchange Act Release No. 40018 (May 21, 1998) that a central consideration under the ordinary business exclusion is whether the proposal probes too deeply into the questions at hand, the Proposal does not cross the line into that level of depth. As the court explained in Roosevelt vs. E.I. DuPont de Nemours & Company, 958 F.2d 416, (DC Cir. 1992), a proposal which has "significant policy, economic or other implications" may not be excluded under 14a-8(i)(7). The court also spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals' in interpreting that standard."

The Proposal at issue should not be excluded under Rule 14a-8(i)(7) because of its focus on a major policy issue which confronts insurance companies and brokers. Most of the incidents implicated in the Proposal arose in October of 2004, when New York Attorney General Eliot Spitzer implicated AIG in his lawsuit against insurance broker Marsh & McLennan. Mr. Spitzer alleged that Marsh solicited rigged bids for insurance contracts from AIG and other insurers with which it had lucrative payoff agreements. Also, on November 30, 2004, AIG agreed to pay $126 million to settle charges leveled by the Justice Department and the Securities and Exchange Commission in connection with sales of "finite insurance" products to PNC Financial Services Group and Brightpoint Inc. The settlement included the later appointment of an independent monitor by the Justice Department who will comb through the Company's books for the last five years.

Despite the current litigation pending against the Company, the resolution does not ask for responses to any of these civil matters. Instead, the Company is asked primarily to report on new "recommendations" to resolve the major public controversy facing AIG. In urging recommendations after an examination of these sales practices, the Proposal address important corporate governance policies involving matters of widespread public debate. (**See** Exhibit 2).

IV. AIG Has Failed to Demonstrate that the Proposal Has Been Substantially Implemented

Despite the Company's emphasis in its no-action request that the current investigative framework includes no examination of "(1) the Company's sales practices, (2) the Company's use of contingent commissions, or (3) recent revelations of bid riggings and price fixing in association with Marsh & McLennan," it insists that sufficient oversight mechanisms have been arranged and the Proposal has been substantially implemented.

In the Proposal, shareholders urge a special committee of independent directors to examine the very same sales practices outlined above which the Company concedes it will not examine. By the Company's own admission it has not taken up any review of the subject matter at issue in the Proposal. While the Committee will be reviewing "complex structured finance transactions," its decision to not examine the sales practices outlined in the Proposal undermines the Company's claim that it has substantially implemented the resolution.

V. Conclusion

For the reasons set forth above, we submit that AIG has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials (See Rule 14a-8 (g). The request for a no-action letter should be denied.

If you have any questions or need additional information, please do not hesitate to call me at (202) 637-5379. I have enclosed six copies of this letter for the staff, and am sending copies to counsel for the Company.

Very truly yours,



Daniel F. Pedrotty
Financial Initiatives Counsel

cc: Kathleen E. Shannon, AIG
Justin G. Hamill, Paul, Weiss, Rifkind, Wharton & Garrison LLP

Exhibit 1

Shareholder Proposal
Resolved, that the shareholders of American International Group (the "Company" or "AIG") urge a special committee of independent directors to oversee the recently appointed transaction review committee (the "Committee") in examining the Company's sales practices, including its use of contingent commissions, recent revelations of bid rigging and price fixing in association with Marsh and McLennan ("Marsh") and sale of finite risk insurance. Such committee shall make available to shareholders at reasonable cost a comprehensive, company-wide report of its findings and recommendations.

Supporting Statement
AIG has recently agreed to pay $126 million in penalties and restitution in a settlement with federal regulators concerning the Company's sale of finite risk policies. According to the Wall Street Journal, in the "insurance at issue, the risk of loss to the insurer selling the policy is limited and sometimes even eliminated—partly because, in these policies' simplest form, the premiums are so high; other times, the loss already has occurred." As part of the settlement, AIG also appointed a chief compliance officer and a new internal review unit which "will help assure that no product we market...is sold to assist a counterparty or an insured to misrepresent either its income statement or balance sheet." In addition to already reporting to the CEO and Audit committee, a special committee of independent directors should oversee and make available to shareholders a Committee review of company-wide sales practices which continue to leave stockholders at risk.

The scope of the Committee's work should extend to a review of the charges levied by Attorney General Spitzer ("Attorney General" or "Spitzer"). The Attorney General has implicated our Company in filing suit against insurance broker Marsh & McLennan, alleging that Marsh steered clients to insurers with which it had lucrative payoff agreements and solicited rigged bids for insurance contracts. Two AIG employees pled guilty to misdemeanor charges related to the probe.

The Attorney General's complaint alleges that "beginning in or around 2001 until at least the summer of 2004," Marsh's Global Broking Group and AIG's Home Excess Casualty division "engaged in systematic bid manipulation." Spitzer testified in front of the Senate Committee on Governmental Affairs that "we found evidence of direct bid rigging in excess casualty insurance markets where Marsh arranged for the submission of fictitious or artificially inflated bids in order to create the illusion of competition among insurance carriers and mask the direct steering of insurance business to a favored insurance carrier."

In our view, an examination by the newly created transaction review committee of our Company's business practices will enhance investor faith in AIG's willingness to reform. In our Company's Employee Code of Conduct it emphasizes that "throughout AIG's history, we have made integrity the foundation of our professional relationships—with customers, shareholders, business partners and employees." In our opinion, our Company's reputation for integrity depends in part on its compliance with applicable laws and regulations that govern the sale and distribution of insurance.

For the above reasons, please vote FOR this proposal.

Exhibit 2

Daniel Pedrotty - Spitzer Charges Bid Riggins in Insurance (WSJ)

From: Daniel Pedrotty
To: Daniel Pedrotty
Date: 12/7/2004 2:01 PM
Subject: Spitzer Charges Bid Riggins in Insurance (WSJ)



THE WALL STREET JOURNAL. ONLINE

October 15, 2004

PAGE ONE

Spitzer Charges Bid Rigging In Insurance

Top Broker, Major Firms Named in Legal Actions; 'Trust Me: This Is Day One'

By THEO FRANCIS
Staff Reporter of THE WALL STREET JOURNAL
October 15, 2004; Page A1

Marsh & McLennan Cos., the world's biggest insurance broker, cheated corporate clients by rigging bids and collecting huge fees from major insurance companies for throwing business their way, according to allegations made by New York Attorney General Eliot Spitzer.

Mr. Spitzer's charges came in a civil suit as well as in plea-bargain deals on criminal charges against two insurance executives.

The civil complaint filed by Mr. Spitzer against Marsh in state supreme court in Manhattan names insurance companies American International Group Inc., Ace Ltd., Hartford Financial Services Group Inc. and Munich-American Risk Partners as participants with Marsh in paying improper fees and bid rigging.

Two AIG executives each pleaded guilty to a first-degree felony count of a "scheme to defraud." The probe could extend to top executives at AIG -- the largest U.S. commercial insurer, with more than $81 billion in annual revenue -- and elsewhere.

Mr. Spitzer's allegations depict the insurance industry as plagued with corruption and signal a much wider probe than was previously known, shedding new light on the issue of bid rigging and touching on almost all forms of insurance.

MORE

• Read the complaint filed against

"The insurance industry needs to take a long, hard look at itself," Mr. Spitzer said. "If the practices identified in our suit are as widespread as they appear to be, then the industry's

Marsh & McLennan. (Adobe Acrobat required.)

• Marsh Suit Highlights Tricky Broker Role

fundamental business model needs major corrective action and reform."

He made clear that other insurers and insurance brokers could face criminal and civil charges: "Trust me, this is day one," he said.

Marsh and the four insurers all said they are cooperating with Mr. Spitzer's office. The news of the legal actions caused major insurance-industry stocks to drop sharply.

Marsh shares closed at $34.85, down $11.28, or 24%, in composite trading on the New York Stock Exchange, while AIG closed at $60, down $6.99, off 10%. Both companies are based in New York. Many other insurance stocks were down 5% to 6%.

The announcements bring to a head Mr. Spitzer's months-long investigation into the practices of insurance brokers. The inquiry was disclosed by major insurance brokers this spring, and it raised questions about the fairness of an industry that reaches deep into every part of the business world and the pocketbooks of consumers. Mr. Spitzer said unsuspecting insurance buyers, who believed that brokers were looking out first for their clients' interests, included large and midsize corporations, municipal governments, school districts and some individuals.

Mr. Spitzer has become a huge and controversial force in shaking up the way the U.S. financial-services sector does business, and often embarrassing regulators like the Securities and Exchange Commission in the process. His probe into the insurance industry follows high-profile inquiries into conflicts of interest tainting the research of Wall Street analysts and into special trading privileges enjoyed by selected big mutual-fund investors. One of the mutual funds hit hardest by that probe was Putnam Investments, a unit of Marsh.

The probes all have in common that they soiled the reputations of some of the country's best-known and largest corporations. While the facts differed in each one, the scandals share a common element: alleged wrongdoing that had been commonplace for years, often with regulators looking the other way.

Insurers are regulated by individual states, and the state-by-state oversight may have helped pave the way for the problems Mr. Spitzer cites, some critics say. Different standards can apply in different states, and even states that, like New York, have sought to force increased disclosure of fees and commissions can have trouble enforcing such requirements. For years insurers have resisted federal regulation, though some are warming to the concept.

In general, insurance brokers serve as middlemen, matching buyers and sellers, and Marsh long has been the leader in the business. For their part, the insurers linked to its alleged wrongdoing are some of the leaders in selling property-casualty coverage to businesses around the world. Industrywide, premiums paid last year just in the U.S. totaled $176 billion.

In essence, Mr. Spitzer maintains that Marsh steered business toward certain insurers at designated prices, and then would solicit "B" bids, or artificially high fake bids, from other insurers to give the appearance of real bidding. Marsh did this even as it claimed in public statements that its "guiding principle" was to consider its client's best interests, he alleged.

At the heart of the inquiry are fees that many insurance brokers receive from insurance companies over and above their ordinary commissions. Many are paid for steering volume business an insurer's way. Insurance companies call the fees "contingent commissions" or "market service agreements." A growing chorus of critics, including some policyholders who have sued over the practice in state courts in recent years, have used another term: "kickback."

While controversy has swirled over contingent commissions before, prompting some lawsuits, Mr. Spitzer's bid-rigging allegations are new. If true, they could lead to a new wave of corporate and class-action litigation.

The fee arrangements date back several decades. Many industry executives say it was no big secret among insiders that such pacts were in place to boost revenue at both the insurance brokers and the insurance companies that agreed to them. Controversy over them first flared up in the late 1990s, when New York insurance regulators raised concern, saying the payments ought to be disclosed. That controversy died down when the big brokers agreed to provide information on the arrangements -- if asked by clients.

The brokers say their practices are above-board and appropriate, and that they now disclose the payments adequately. But critics say the practices remain poorly disclosed and are a conflict of interest for brokers acting on policyholders' behalf.

Mr. Spitzer said Marsh "very possibly" could face criminal charges for the conduct described in the civil complaint. In investigating the firm, he said his office was "misled at the very highest levels of that company." He also said, "The leadership of that company is not a leadership I will talk to; it is not a leadership I will negotiate with."

Marsh said in a statement that it has been cooperating with Mr. Spitzer's office. "We are committed to getting all the facts, determining any incidence of improper behavior, and dealing appropriately with any wrongdoing. Marsh is committed to serving its clients to the highest professional and ethical standards."

Hartford, Munich-American, Ace and AIG said they are cooperating with Mr. Spitzer's office. "The Hartford does not condone bid-rigging or any other illegal activity," a spokeswoman for the Hartford, Conn., insurer added. Munich-American is based in Princeton, N.J.

AIG said it had sought guidance from New York insurance regulators about its contingent-commission pacts in 2002, "before this investigation began," and again last fall, but it didn't reveal what advice it received, if any. It said the two guilty pleas of its employees "saddened" it, because "we hold ourselves to the highest ethical standards. Any breach of those standards is unacceptable."

AIG executives Jean-Baptist Tateossian, manager of AIG's national accounts unit, and Karen Radke, an AIG senior vice president, each pleaded guilty to a first-degree felony count of a "scheme to defraud." They were accused of allowing Marsh to control the insurance market and "to protect incumbent insurance carriers when their business was up for renewal."

"On numerous occasions," Ms. Radke and Mr. Tateossian both supplied fake quotes to provide the illusion of competitive bidding for Marsh clients, "knowing that another insurance carrier would nonetheless win the bid." Attorneys for each couldn't be reached for comment late yesterday.

Mr. Spitzer's allegations indirectly touch three members of what might be called the first family of insurance. The chairman and chief executive of AIG is Maurice R. "Hank" Greenberg, while his eldest son, Jeffrey W. Greenberg, a former AIG executive, is chairman and CEO at Marsh. Another son, Evan Greenberg, is president of Bermuda-based Ace. A person familiar with the probe said there is no indication that the family relationships played a role in any of the transactions being investigated. No members of the family have been named in the investigation.

Marsh received $800 million in revenue from the contingent commissions last year, the equivalent of more than half its $1.5 billion in income, Mr. Spitzer said. He called the comparison valid because, he said, Marsh performs few services in return for those payments, making them highly profitable.

Mr. Spitzer's complaint cites internal communications in which Marsh and insurers openly discussed actions to maximize their revenues. In one, a Marsh executive noted that the size of contingent commissions will determine "who we are steering business to and who we are steering business from."

In a file memo included as a court document, an AIG underwriter said that a broker "wanted us to quote around $900,000" as the cost of coverage for one client, while another insurer bid $750,000.

The lawsuit also describes how Ace raised its bid in 2002 on a policy for a manufacturer to $1.1 million from $990,000 allegedly at Marsh's request "to be less competitive, so AIG does not lose the business," the complaint says, quoting an Ace e-mail.

A Marsh official later allegedly warned Ace to continue providing inflated bids, or "B quotes," adding, "I do not want to hear that you are not doing B quotes or we will not bind anything," according to the lawsuit. Insurers refer to placing business as "binding" it.

Similarly, the lawsuit contends, one Marsh executive "warned that AIG would lose its entire book of business with Marsh" if the insurer didn't provide inflated quotes to clients at Marsh's behest.

Mr. Spitzer said that evidence uncovered in the probe suggests that illegal and improper practices extend to "virtually every major insurance broker" and through every line of insurance, including personal auto coverage, health insurance, life insurance and employee benefits. He declined to elaborate.

Marsh has named the head of its Marsh Kroll risk and insurance-services unit to head an internal probe, along with attorneys with law firm Davis Polk. Yesterday evening, Marsh's independent directors issued a statement that in part affirmed its "full confidence in the company's leadership" and promised to "take all appropriate action" once the company's internal review is complete.

The two next-biggest U.S. brokers, Chicago-based Aon Corp. and New York-based Willis Group Holdings Ltd., also receive contingent commissions and have received subpoenas from Mr. Spitzer's office. Those companies weren't implicated in bid-rigging yesterday, but Mr. Spitzer left the door open for litigation against other brokers later.

Write to Theo Francis at theo.francis@wsj.com

New York Times
October 29, 2004

Big Insurer Denies Any Ties to Plan to Attack Spitzer

By ALEX BERENSON

With Eliot Spitzer pounding the insurance industry, **American International Group**, the world's largest insurer, needs all the good press it can get.

Instead the company faces a new mini-controversy to go with Mr. Spitzer's investigation into bid rigging and price fixing among insurers and insurance brokers.

A Washington agency that represents public speakers sent e-mail messages to four financial industry experts on Monday, offering them fees of at least $25,000 if they would attack Mr. Spitzer and defend the insurance industry. Two weeks ago, two A.I.G. executives pleaded guilty to criminal involvement in what Mr. Spitzer described as a widespread conspiracy to cheat customers.

In its e-mail message, Leading Authorities, the speakers' bureau, said it was making the offer on behalf of American International. "We have had an inquiry from A.I.G. for assistance in getting the insurance industry's side of the story out to the public," wrote Mark French, the president of Leading Authorities.

Yesterday, Mr. French and a spokesman for A.I.G. said the e-mail was incorrect. A.I.G. did not know of the offer, they said.

Mr. French said he had sent out the e-mail at the behest of Qorvis Communications, a Washington public relations firm that until Monday worked for A.I.G. Qorvis hoped to identify possible insurance industry supporters, Mr. French said. "We had simply responded to their request for potential people," he said. "We never spoke with A.I.G., and I've had no communication with them."

Joe Norton, a spokesman for American International, said A.I.G. had not and would not offer to pay supposedly independent experts to attack Mr. Spitzer.

"We were completely unaware of the letter or the arrangements before they were brought to our attention this afternoon and we would have never tolerated them," Mr. Norton said last night.

Don Goldberg, a managing director at Qorvis, also said the offer had been made without the knowledge of A.I.G.

"We asked Leading Authorities as well as others for lists of names," Mr. Goldberg said.

"We never offered to pay anybody anything; we never did pay anybody anything. A.I.G. was never aware of this, never authorized a payment to anybody, and it never progressed beyond the fact that Leading Authorities passed on a list of names."

Mr. Goldberg said that Qorvis never planned to pay anyone for defending A.I.G.

American International Group fired Qorvis on Monday, but not because of the letter, Mr. Norton said. Mr. Goldberg confirmed that A.I.G. had terminated Qorvis. Both Mr. Norton and Mr. Goldberg said the termination was not related to the letter.

Offering people money to write opinion pieces or appear on television is not unusual, Mr. French said. The person taking the fee is responsible for deciding whether to disclose the payment, he said.

But Lynn Turner, who is the former chief accountant of the Securities and Exchange Commission and one of the four people who received the e-mail message, said the offer had shocked him.

"I think it's unethical and offensive to pay someone to be a front for you in the media," Mr. Turner said. "For me that would be especially true, as I believe Spitzer has a very reasonable basis for what he's doing."

Besides Mr. Turner, the e-mail message was sent to Laura Unger, a former commissioner of the Securities and Exchange Commission; Jeffrey A. Sonnenfeld, associate dean of the Yale School of Management; and Kevin Hassett, director of economic policies at the American Enterprise Institute.

Two of the recipients never responded, one said he was not interested, and the fourth asked for more information, Mr. French said.

Darren Dopp, a spokesman for Mr. Spitzer, sharply criticized the e-mail message. "It's one thing to convince people on the merits," Mr. Dopp said. "It's another thing to pay people to pose as objective commentators. It's manipulative, dishonest and wrong."

Booking Agency Sought Speakers To Criticize Spitzer
By JONATHAN WEIL
Staff Reporter of THE WALL STREET JOURNAL
October 29, 2004; Page C3

A Washington agency that books speakers asked financial commentators to consider being paid to help **American International Group** Inc. by criticizing New York Attorney General Eliot Spitzer's probe of the insurance industry.

The e-mailed approaches sparked outrage from Mr. Spitzer's office, but an AIG spokesman said the insurance giant hadn't known of them until a reporter called yesterday. "We would never tolerate" such a tactic, he said.

Executives at the Leading Authorities booking agency said it sent the e-mails at the behest of crisis-management firm Qorvis Communications, which AIG hired this month. Qorvis confirmed its role. Both Qorvis and Leading Authorities said AIG, which figures in Mr. Spitzer's probe, didn't know of the approaches.

The AIG spokesman said that AIG fired Qorvis on Monday -- the same day the e-mail was sent -- for being "unhelpful." The firing was unrelated to the approaches, he said, declining to elaborate.

Leading Authorities President Mark French said he sent the e-mails to Jeffrey Sonnenfeld, a Yale School of Management associate dean; Laura Unger, a former Securities and Exchange Commission member; Kevin Hassett, an American Enterprise Institute scholar; and Lynn Turner, a former SEC chief accountant.

Mr. Sonnenfeld, an outspoken fan of Mr. Spitzer, said the e-mail surprised him. "Does he think that any of these people are going to attack Spitzer for hire?" he said. Mr. Turner said: "I believe it is Spitzer, not AIG or its management, who is on the right side of this." Mr. Hassett said he wasn't interested. Ms. Unger didn't return phone calls.

Mr. French's e-mail said he would recommend paying a $25,000 retainer, and $10,000 for opinion articles or TV appearances. Leading Authorities would get a 30% cut, he wrote. Mr. French said yesterday he hadn't discussed the fee amounts with Qorvis. The suggested talking points, which Qorvis drafted, included saying that revamping "long-standing industry-wide practices is better left to regulators who understand the industry, rather than criminal investigators." Another said Mr. Spitzer's concerns "could have been addressed in a more subtle way, perhaps by bringing the industry in to reach an agreement, without the media storm." A third said: "Unfortunately, the innocent bystander ... is the individual investor" whose stocks are hurt amid "the current theatrics."

"We never spoke with AIG," Mr. French said. "We were contacted by a public-relations company [and] asked to identify potential people." Don Goldberg, the Qorvis executive who was AIG's crisis consultant, said the company didn't "ask Leading Authorities to offer any money to these individuals. This was just research."

Spitzer spokesman Darren Dopp called the approaches a "campaign to mislead the media and the public. It's one thing to convince people on the merits. It's another thing to pay people to pose as objective commentators. It's manipulative, dishonest and wrong."

--Ian McDonald contributed to this article.

Money, December, 2004

The Insurance Mess and AIG

The insurance giant has been caught up in Eliot Spitzer's crusade to clean up the industry. Is there still a case for holding the stock?

Last month we recommended insurer American International Group (AIG), arguing that the Florida hurricanes would likely boost insurance prices. Then a very different kind of storm hit. In mid-October, New York State attorney general Eliot Spitzer announced an investigation into how insurance companies and brokers set prices. Spitzer alleges that brokers steered business to some insurers, even rigging bids. The regulator already has forced one brokerage executive, Marsh & McLennan (MMC) CEO Jeffrey Greenberg, to resign. He's also subpoenaed AIG, and two of its employees pleaded guilty to charges connected to the Marsh case. Investors are nervous. By the end of October, AIG was at $ 61, down 11% since MONEY recommended it.

There are too many uncertainties now to make AIG a buy for most investors. But for those with a taste for contrarian bets, there's still a value case for this stock. Here are the three big risks hanging over AIG and how each might be resolved:

THE INVESTIGATION LINGERS As long as the market is guessing about how far the New York probe might reach, AIG shares may languish. But history suggests that whatever Spitzer does, he'll do it quickly. His mutual fund investigation started in September 2003, and the bulk of the cases were settled by June 2004. So all this could be over by spring.

REFORMS STUNT PROFITS One open question is how much AIG benefited--if at all--from too-cozy relationships with brokers. But it seems logical that a more transparent insurance market could help push prices of corporate policies down. AIG gets about 20% of its business from such policies. Rob Haines, an analyst at CreditSights, says that profits from that business could fall 10%. That means AIG might earn $ 5.10 a share, 10[cents] less than expected, in 2005. That would give it a price/earnings ratio of 12--still cheap.

HANK HITS THE ROAD AIG boss Hank Greenberg--who is also the father of Marsh's ousted CEO--is looking vulnerable. The company was facing investigations by other regulators before Spitzer came along. What happens if the board ousts the man who led this company's strong growth? It might actually be good news. Wall Street has long worried about the lack of a succession plan for Greenberg, 79. If he goes, a cloud that's been hanging over the stock could finally clear. "This is one of the world's greatest companies, trading at a way-below-market multiple," says portfolio manager Robert Torray, whose funds hold 2.2 million AIG shares. "We have been buying more." -- STEPHEN GANDEL

Daniel Pedrotty - AIG Scrutiny About to Enter the Next Phase (NYT)

From: Daniel Pedrotty
To: Daniel Pedrotty
Date: 12/22/2004 9:46 AM
Subject: AIG Scrutiny About to Enter the Next Phase (NYT)

The New York Times
nytimes.com

December 22, 2004

A.I.G. Scrutiny About to Enter the Next Phase

By LYNNLEY BROWNING

After the American International Group settlement three weeks ago with federal regulators over the sale of insurance that helped companies manipulate their earnings, one big question remains: Is there anything else rattling in A.I.G.'s closet?

Attempts at answering that question will begin soon, with the appointment of an independent monitor who will comb through the company's books for the last four years. The monitor, who is being named by the Justice Department, is subject to approval by the Securities and Exchange Commission and the company. That person, who will be a lawyer with expertise in insurance, will put together a team of legal and forensic accounting experts. The appointment could be announced as early as this week.

The monitor, as well as $126 million in penalties and restitution, is the heavy price of a settlement between the company and the S.E.C. and the Justice Department. The accord covers loss-hiding transactions the company arranged for PNC Financial Services, a Pittsburgh-based bank, and Brightpoint, a small Midwest distributor of cellphones.

The use of an independent monitor is an unusual step, and it underscores how little is known, by regulators, analysts, shareholders and investors, about the sale of insurancelike products that companies buy to smooth their earnings. As part of a continuing investigation of A.I.G., regulators want to know exactly how many other income-smoothing products were pitched by A.I.G. and who, if any, bought them.

"The S.E.C. does not have a sense of how many of these A.I.G. did," said a person close to the investigation.

What is clear is that American International, the nation's biggest insurance company, actively marketed these products in the late 1990's so that insurers and banks could join the investing boom in technology and, in variations a few years later, so that such users could hide the fallout when the boom turned bust, say regulators, insurance lawyers and insurance industry executives.

While A.I.G. has played down its role in providing such income-smoothing contracts, saying that sales were minimal, there are signs that the company for a time pushed hard to promote them.

In particular, A.I.G. actively promoted the use of certain types of income-smoothing products to banks and insurers that were eager to invest in risky assets like venture capital and hedge funds, but that were limited by regulators in how they could make such investments.

Two people close to A.I.G.'s promotional efforts said that the company approached nearly every insurer based in the United States, and many banks, with its pitches, but that there were relatively few takers.

"They made a big push, but it wasn't all that successful," said one of these people, adding that many potential buyers appeared apprehensive about the regulatory risks of using such products.

Andrew Silver, a spokesman for A.I.G., declined to comment for this article.

Still, the company has been scrambling to avoid being surprised by any unpleasant finding by the monitor. In recent weeks, nearly 60 forensic accountants have been going through the company's books, according to a Wall Street analyst who insisted on anonymity. A.I.G. has also hired a law firm with about three dozen lawyers to comb through the company's e-mail messages.

While the known questionable deals took place several years ago, five transactions, with two insurers, were terminated just last year, according to a person briefed on the effort. A.I.G. has been unwilling to identify those insurers, which have not come forward announcing their use of the financial products, and even the S.E.C. may not know their identities. (The S.E.C. generally goes back only three years in examining a company's books.)

On Nov. 30, A.I.G. said a new internal review unit would report to Maurice R. Greenberg, the chief executive, and audit committee of the board.

The policies in question are a form of finite-risk insurance, which has been around for decades. While finite risk is an accepted and legal form of insurance, more aggressive versions mushroomed in the 1990's. By the late 1990's, A.I.G. had devised a complex form of finite insurance that could be customized for the individual user: the guaranteed alternative investment trust security, or GAITS. Both GAITS, and a later version, C-GAITS, use special- purpose entities - off-balance-sheet entities hidden from view from regulators and shareholders that are often highly difficult, if not impossible, to detect in a user's financial statements.

In 1999, amid a technology boom and a surging stock market, an insurance product that would guarantee investments in venture capital portfolios appeared highly appealing to at least some investors.

Frank Pope, who at the time headed the Global Financial Group, a San Francisco investment firm, said he found the GAITS product "brilliant."

Mr. Pope was preparing to court institutional investors to put $1 billion into a pool he wanted to create to invest in venture capital portfolios. Because the several hundred investors he would ultimately talk to were mostly risk-averse insurance companies and pension funds, GAITS seemed very attractive.

State insurance regulations make it difficult, and sometimes unprofitable, for insurers to invest in riskier asset classes like venture capital funds, stocks, mutual funds, private equity and hedge funds. But GAITS enabled insurers to invest in riskier assets without having to tie up additional capital reserves as a buffer.

They worked like this: Potential investors in Mr. Pope's fund who wanted GAITS insurance would go directly to A.I.G., where in exchange for agreeing to pay annual premiums of 3 to 5 percent of their balances for three to five years, they could buy GAITS policies guaranteeing their principal investments. The policies guaranteed a payout of principal only 10 to 15 years later.

For each investor who bought GAITS, American International would set up a secret trust in the form of a special-purpose entity to hold a zero-coupon bond or other note issued by A.I.G. The insurance company would use the note to guarantee the principal sums invested. The bond would carry A.I.G.'s triple-A rating, and thus the approval of regulators. And A.I.G. had approving letters from Ernst & Young, the accounting firm.

In late 1999 and 2000, Mr. Pope, 55, said that he met several times with two employees from A.I.G.'s Financial Products Corporation subsidiary in Westport, Conn., the entity that developed and marketed the GAITS product. During those meetings, he said, the two employees spoke of GAITS as available in several varieties, depending on what industry the investor was in, and depending on the differing accounting and regulatory rules faced by the investor. There was a form of GAITS for banks, yet another for insurers and reinsurers (insurers that insure insurers), and still another for private equity shops, including venture capital firms.

Mr. Pope's fund ultimately never got off the ground. In March 2000, the stock market plunged, ending the Internet boom, turning venture capital portfolios into pools of losses, and scaring away potential investors.

But for A.I.G., the market sell-off may have been a different kind of turning point. From at least March 2001 through January 2002, A.I.G. pitched another version of GAITS called C-GAITS to at least four insurers, who declined to buy the product, according to the S.E.C.

While the original GAITS allowed insurers and banks to invest in venture capital, stocks and private equity for the first time, C-GAITS was aimed at insurers and banks who had already invested in those assets through other legal and transparent means, and who faced plunging returns on those investments when the technology bubble burst. Those declines threatened to produce write-downs that could make insurers and banks' earnings volatile in the near term, potentially depressing share prices and credit ratings.

"At some point, they realized it could be used by companies that just weren't investing cash in equity vehicles, but by companies that already had volatile assets on their balance sheets," said a person close to the company's promotional effort.

As with GAITS, investors in C-GAITS could transfer their assets to a special-purpose entity set up as a trust in Delaware, in return receiving from A.I.G. a zero-coupon note issued by the company, or in some cases a zero-coupon Treasury note, that did not have the same volatility as the assets they guaranteed. As with GAITS, such an exchange could take place each time the assets fell in value. And as with GAITS, with each swap A.I.G. subtracted its fees from its 3 percent investment in the trust, lowering its stake below the minimum threshold, which meant the investor would then have to consolidate the trust and its assets on its balance sheet.

Regulators have questioned whether A.I.G. bore any risk with the GAITS and C-GAITS transactions - the central requirement for those transactions to be considered insurance, and not a banking-type product. Generally, insurance products are tax-deductible, while banking ones are not.

The S.E.C. has said that two unidentified insurers bought GAITS from American International. One customer used its two GAITS to invest in the Standard & Poor's 500 mutual fund index, according to a person close to the company. But the second insurer used its three GAITS transactions to invest in hedge funds. And both insurers used special-purpose entities, set up by A.I.G. and based in Delaware, to conduct the deals out of the sight of shareholders.

A.I.G. has sold many different kinds of finite-risk products and pitched C-GAITS to many insurers and banks. But only one C-GAIT was ever actually consummated, for PNC, according to the person close to the company. That deal netted A.I.G. fees of nearly $40 million, and enabled PNC to hide losses totaling $762 million, according to the S.E.C., including $170 million in soured venture capital and private equity investments, this person said. The five GAITS transactions for the two unnamed insurers netted A.I.G. fees of only $3.7 million, and allowed the insurers to hide private-equity losses totaling some $61 million, the person close to the company said.

But because such transactions are so difficult, if next to impossible to uncover, regulators are unwilling to rely solely on what A.I.G. says it has done.

Christopher L. Culp, an adjunct professor at the University of Chicago's business school, and an authority on finite risk transactions, said that "some of these types of transactions are next to impossible to detect" without the seller or buyer coming forward.

A problem is that A.I.G. is such a large, complex company, that even it may not have the bird's-eye view of what it has done wrong. But the company's traditionally close-lipped approach to disclosing details of its business is weighing heavily on the minds of some Wall Street analysts, who wonder what other problems, if any, may be discovered.

Daniel Pedrotty - WSJ: AIG Will Sell Its Stake In a Venture With Nasdaq (due to conflicts)

From: Michael Garland
To: OI Group
Date: 12/23/2004 9:39 AM
Subject: WSJ: AIG Will Sell Its Stake In a Venture With Nasdaq (due to conflicts)

WSJ.com THE WALL STREET JOURNAL. ONLINE

December 23, 2004

MARKETS

AIG Will Sell Its Stake In a Venture With Nasdaq

By PAUL DAVIES
Staff Reporter of THE WALL STREET JOURNAL
December 23, 2004; Page C4

Insurance titan **American International Group** Inc. is selling its stake in a brokerage concern it formed with the Nasdaq Stock Market's parent in 2000 to sell policies to Nasdaq-listed companies -- an arrangement that AIG recently decided might seem fraught with conflicts of interest.

Clients pay insurance brokers to find them the best policies, but three former employees of the joint venture, Nasdaq Insurance Agency LLC, contend in interviews that they were pressured to steer business to AIG, and that the insurer's ownership stake in the brokerage concern wasn't always fully disclosed to clients.

AIG and Nasdaq deny those assertions and say the company sold insurance from at least 20 other companies, and didn't steer any more business to AIG than its industrywide share of that market -- nearly 40%.

Nevertheless, an AIG spokesman responded to questions about the business by saying the insurer is shedding its share of the brokerage concern. The sale of its stake comes amid probes into alleged conflicts of interest in the industry by New York state's attorney general, Eliot Spitzer, and others. Among other things, Mr. Spitzer is examining lucrative fees that insurers have paid brokers for steering business their way.

"In the current environment," AIG spokesman Joe Norton said, "we want to eliminate even the appearance of potential conflict, and therefore are in the process of selling our share. We are working toward completion of the sale by the end of the year." People familiar with the matter said Nasdaq is buying out AIG.

Mr. Norton said the brokerage concern's relationship with AIG "complies with all relevant laws and regulations," was disclosed in filings with New York state insurance regulators and is "well known among buyers of insurance, competitors regulators and the industry at large." AIG doesn't disclose the entity in its own financial filings, saying it isn't material; the joint ownership has been disclosed in Nasdaq financial filings.

The former brokers said they had never received an explicit written or spoken directive that AIG should receive preferential treatment. But two former employees said a vice president in AIG's big U.S. property-casualty insurance business, Stephen Bisbee, called the brokerage concern on numerous occasions to make sure that AIG was getting a chance to bid for potential new business, and to voice displeasure when a broker moved business away from AIG to a competitor. Mr. Bisbee declined to comment.

"He definitely leaned on me not to move an account," said Harold Howell, a former Nasdaq Insurance Agency broker who left the firm last year and now is a broker with Brown & Brown Inc. in Carlsbad, Calif. "And if I took business away, he would say, 'I hope you are going to replace that business.' "

Brian McGovern, who was the chief financial officer for the Nasdaq brokerage concern for about a year, said brokers had complained frequently to him about pressure they said came from AIG. Mr. McGovern resigned in June 2003 and is now a partner in the accounting firm of Jinks, McGovern, Spencer & Swatland LLC in Warren, N.J.

None of the four former employees said they are aware of instances where a client paid more for insurance than it should have. But the brokers said their ability to shop for the best coverage was limited, because some rival insurers assumed that AIG's ties gave it the upper hand and declined to submit bids.

AIG's Mr. Norton said: "There is no requirement for the Nasdaq agency to sell AIG company products." Bethany Sherman, a spokeswoman for the Nasdaq Stock Market, said that any suggestion of pressure to sell AIG policies is "just not correct." She added: "It sounds very cliche, but I think they are a few bitter [former] employees."

One competing broker said that he had contacted Mr. Spitzer in recent weeks to voice his concerns, and that a lawyer from the attorney general's office called him recently to talk. A spokesman for Mr. Spitzer declined to comment on whether his office is interested in the matter; Mr. Norton said AIG hasn't heard from Mr. Spitzer's office about it, and Nasdaq declined to comment.

The brokerage concern got its start when the Nasdaq's then-parent, the National Association of Securities Dealers, was headed by Frank G. Zarb, a long-time Wall Street and insurance-industry executive. Mr. Zarb was chief executive of the NASD from 1997 to 2000, and of the Nasdaq from 2000 to February 2001. In February 2001, Mr. Zarb was named an AIG director, and he currently chairs the board's executive committee. Mr. Zarb didn't return repeated phone calls.

Before joining the NASD, Mr. Zarb was CEO of insurance brokerage concern Alexander & Alexander Services Inc. He joined A&A in 1994 as part of a turnaround effort in which AIG bought $200 million of preferred stock in the then-struggling firm. AIG's investment created concerns about a conflict of interest for A&A's brokers, and AIG stated at the time that its investment was solely passive. In December 1996, insurance brokerage firm Aon Corp. agreed to acquire A&A. In several other instances in recent years, insurers have had financial stakes in insurance brokerage firms, and corporate risk managers have voiced concern.

Initially, the Nasdaq insurance brokerage concern was set up as a 50%-50% venture between AIG and the NASD. The stock market, which was then separating from the NASD, bought the group's stake in December 2002. The purchase included an upfront payment of $500,000 and as much as $5.1 million, based on contingent cash flow through 2011, according to a financial filing by Nasdaq for the quarter ended Sept. 30.

Mr. Spitzer turned the insurance-brokerage industry upside down with a bombshell civil suit on Oct. 14 against big broker **Marsh & McLennan** Cos., accusing it of bid-rigging and steering insurance to insurers that paid it special commissions. Like many other brokerage concerns, Nasdaq Insurance Agency since has created new marketing materials to address some of the issues raised in the Marsh suit.

One post-Oct. 14 Nasdaq brochure flags AIG's ownership interest on its cover, and notes on another page that the brokerage concern "will fully disclose all aspects of our services to our clients including all of our compensation, documentation of our marketing efforts including submissions, quotes and declinations, all intended to insure that our clients have a transparent view of Nasdaq Insurance's brokerage procedures."

Still, the AIG relationship doesn't appear on the Nasdaq Insurance Agency's Web site.

Write to Paul Davies at paul.davies@wsj.com[1]

URL for this article:
http://online.wsj.com/article/0,,SB110375455186007609,00.html

Hyperlinks in this Article:
(1) mailto:paul.davies@wsj.com

Daniel Pedrotty - AFL-CIO: AIG Board Needs More Independent Directors (DJN)

From: Daniel Pedrotty
To: OI Group
Date: 1/7/2005 12:01 PM
Subject: AFL-CIO: AIG Board Needs More Independent Directors (DJN)


WSJ .com
THE WALL STREET JOURNAL.
ONLINE

January 6, 2005 7:07 p.m. EST

AFL-CIO: AIG Board Needs More Independent Directors

DOW JONES NEWSWIRES
January 6, 2005 7:07 p.m.

NEW YORK -- The American Federation of Labor and Congress of Industrial Organizations called on the board of the American International Group Inc. (AIG) to nominate additional independent directors and increase the transparency of AIG's succession plan for its chairman and chief executive.

AIG recently agreed to pay large fines to settle charges with regulators in connection with transactions with PNC Financial Service Group (PNC) and Brightpoint Inc. (CELL). AFL-CIO said it had written to the AIG board in view of regulatory investigation into the company and the Justice Department's imminent appointment of an independent monitor to examine AIG's books.

In a letter, the AFL-CIO also urged the board to examine conflicts of interest within the company's insurance sales practices.

AIG representatives couldn't immediately be reached for comment late Thursday.

-Anjali Cordeiro; Dow Jones Newswires; 201-938-5400; AskNewswires@dowjones.com

URL for this article:
http://online.wsj.com/article/0,,BT_CO_20050106_008769,00.html

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

February 22, 2005



Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Re: American International Group, Inc. – Response to Letter from AFL-CIO Reserve Fund Regarding Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentleman:

This letter is submitted by American International Group, Inc. (the "Company") in response to a letter, dated February 4, 2005, from the American Federation of Labor and Congress of Industrial Organizations Reserve Fund (the "Proponent"), to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), with respect to the Proponent's proposal and statement in support thereof (the "Proposal"), dated December 6, 2004, submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2005 annual meeting of shareholders.

The Proposal states:

"RESOLVED, that the shareholders of American International Group (the "Company" or "AIG") urge a special committee of independent directors to oversee the recently appointed transaction review committee (the "Committee") in examining the Company's sales practices, including its use of contingent commissions, recent revelations of bid rigging and price fixing in association with Marsh and McLennan ("Marsh") and sale of finite risk insurance. Such committee shall make available to shareholders at reasonable cost a comprehensive, company-wide report of its findings and recommendations."

As stated in the Company's letter to the Staff, dated January 13, 2005, the Company believes that the Proposal should be omitted from the Proxy Materials for the following reasons:

1. the Proposal is false and misleading;
2. the Proposal relates to the Company's ordinary business operations; and
3. the Company has substantially implemented the Proposal, to the extent the Proposal requests independent oversight of the Complex Structured Finance Transaction Committee (the "Transaction Review Committee").

In its letter of February 4, 2005, the Proponent claims (1) the Proposal may not be excluded under Rule 14a-8(i)(3) because it is not false or misleading, (2) the Proposal does not require reporting on litigation and does not relate to ordinary business operations and (3) the Company has failed to demonstrate that the Proposal has been substantially implemented.

1. The Proposal and Supporting Statement are false and misleading (Rule 14a-8(i)(3))

In its letter dated February 4, 2005, the Proponent continues to confuse the question of the scope of the duties of the Transaction Review Committee, further evidencing the misleading and inaccurate nature of the Proposal. For example, the February 4, 2005 letter states that, "the Proponent clearly set out that any review undertaken by the [Transaction Review] Committee would be prospective in nature." However, the Proposal itself refers to past incidents, practices and allegations dating to the year 2001, a review of which is necessarily retrospective. The Proponent's letter of February 4, 2005 thus only serves to further obfuscate the true intent of its Proposal.

The Proposal does not urge the establishment of a Transaction Review Committee nor does it propose an expansion in the mandate of the Transaction Review Committee. Instead, the Proposal urges independent director oversight of the "recently appointed transaction review committee in examining" a variety of matters that are not within the purview of the Transaction Review Committee's responsibilities. As stated in the Company's letter of January 13, 2005, "[t]he [Transaction Review] Committee... will not be examining (1) the Company's sales practices, (2) the Company's use of contingent commissions, or (3) recent revelations of bid rigging and price fixing in association with Marsh & McLennan."

The Proposal makes reference to these matters in a manner that implies that they are currently under review by the Transaction Review Committee. This implication is false and misleading because it suggests that the Company has already made a determination that these historical matters should be reviewed by the Transaction Review Committee and that the Proponent merely urges independent director oversight of such review. As such, the Proposal erroneously recasts an issue about the proper substantive scope of the duties of the Transaction Review Committee into one of mere procedural oversight. Despite the Proponent's assertions to the contrary, there is nothing "clear and unambiguous" about this strategy.

Accordingly, we respectfully submit that the Proposal violates the proxy rules, including Rule 14a-9, because it is materially false and misleading.

For the foregoing reason, the Company continues to believes that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(3).

2. The Proposal relates to the Company's ordinary business operations (Rule 14a-8(i)(7))

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." The Staff has previously acknowledged that a shareholder proposal is properly excludable under the "ordinary course of business" exception contained in 14a-8(i)(7) when the subject matter of the proposal is the same or similar to that which is at the heart of litigation in which a registrant is then involved. The Company believes that it may omit the Proposal under Rule 14a-8(i)(7) because it relates to the subject matter of litigation in which the Company has been named as a defendant.

As stated in the Company's letter of January 13, 2005, the Company currently is involved in various legal actions relating to its sales practices. The Proposal requests the Transaction Review Committee to make "available to shareholders at reasonable cost a comprehensive, company-wide report of its findings"..."in examining the Company's sales practices" (emphasis added). A public, comprehensive report on findings related to on-going litigation would interfere significantly with the Company's current litigation strategy in these actions.

The Proponent also asserts that "the Company is asked primarily to report on 'new recommendations' to resolve the major public controversy facing AIG." The Proponent fails to mention however that the Proposal explicitly requests a comprehensive report on findings as well as recommendations. It is reasonably likely that the Company's litigation strategy would be compromised in a variety of ways by the public disclosure of both findings (which could result in the compelled disclosure of otherwise privileged information) or recommendations (which could be used against the Company as admissions of fault).

Furthermore, the Proponent's attempt to rely on The Dow Chemical decision (February 11, 2004) ("Dow Chemical") is misplaced. The proposal in Dow Chemical requested "management to prepare a report to Shareholders...at reasonable cost and excluding confidential information, describing new initiatives by the management" (emphasis added). Unlike the Proposal, the Dow Chemical proposal was limited to new initiatives, not investigative findings on a subject matter at the heart of on-going litigation.

For the foregoing reason, the Company continues to believe that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(7).

Conclusion

The Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter. Also, in accordance with Rule 14a-8(j), a copy of this letter is being mailed contemporaneously to the Proponent. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it in the enclosed self-addressed envelope.

Very truly yours,



Kathleen E. Shannon

(Enclosures)

cc: Daniel Pedrotty

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 13, 2005

The proposal urges a committee of independent directors to oversee the transaction review committee in examining AIG's sales practices, including matters specified in the proposal, and report to shareholders its findings and recommendations.

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Daniel Greenspan
Attorney-Advisor